OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By AUSTINF   FEMI AUSTIN

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL

Submitted By   AUSTINF   FEMI AUSTIN

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

National Futures Association

Firm Application (7R) Filed December 14, 2012   Page 3

OMB Number	3038-0072	
NFA ID	0250788	GOLDMAN SACHS INTERNATIONAL
Submitted By	AUSTINF	FEMI AUSTIN

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By AUSTINF   FEMI AUSTIN

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

National Futures Association

Firm Application (7R) Filed December 14, 2012   Page 5

OMB Number	3038-0072	
NFA ID	0250788	GOLDMAN SACHS INTERNATIONAL
Submitted By	AUSTINF	FEMI AUSTIN

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By   AUSTINF   FEMI AUSTIN

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By AUSTINF   FEMI AUSTIN

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

Form 8-W   0.1 hours.



Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.



OMB Number	3038-0072
NFA ID	0250788 GOLDMAN SACHS INTERNATIONAL
Submitted By	AUSTINF FEMI AUSTIN

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	52-1920124
CRD ID	Not provided.
Form of Organization	OTHER
Location	UNITED KINGDOM
Other Names	GOLDMAN SACHS INTERNATIONAL LIMITED ALIAS TRUSHELFCO NO 1266 LIMITED DBA NOT IN USE

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By   AUSTINF   FEMI AUSTIN

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN, SACHS & CO.
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES



Holding Company Information

Name: GOLDMAN SACHS HOLDINGS (U.K.)
10% or more interest? YES



Regulator Information



OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By   AUSTINF   FEMI AUSTIN

Non-U.S. Regulator(s) During The Past Five Years

FINANCIAL SERVICES AUTHORITY
BANK OF ENGLAND
AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
NATIONAL BANK OF BELGIUM
MONTREAL FUTURES EXCHANGE
ONTARIO SECURITIES COMMISSION
NASDAQ OMX COPENHAGEN
NASDAQ OMX HELSINKI
NOREX (HELSINKI)
NYSE EURONEXT PARIS
DEUTSCHE BORSE AG
NYSE EURONEXT BRUSSELS
EUREX
EURONEXT
EUROPEAN ENERGY EXCHANGE
BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT(BAFIN)=
FEDERAL FINANCIAL SUPERVISORY AUTHORITY
FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BAFIN)
THE IRISH PANEL ON TAKEOVER AND MERGERS (ITP)
BORSA ITALIANA
ITALIAN DERIVATIVES EXCHANGE MARKET
COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA
NYSE EURONEXT AMSTERDAM
NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (AUTORITEIT
FINANCIÃ«LE MARKTEN)
NASDAQ OMX OSLO ASA
WARSAW STOCK EXCHANGE
POLISH FINANCIAL SUPERVISORY AUTHORITY (KNF)
IBERIAN ENERGY EXCHANGE (OMIP)
NYSE EURONEXT LISBON
QATAR FINANCIAL CENTRE REGULATORY AUTHORITY
SOUTH AFRICAN FINANCIAL SERVICES BOARD
MEFF
COMISION NATIONAL DEL MERCADO DE VALORES
NASDAQ OMX STOCKHOLM
NOREX (STOCKHOLM)
FINANCIAL SUPERVISORY AUTHORITY (FINANSINSPEKTIONEN)
FINANSINSPEKTIONEN
SIX SWISS EXCHANGE

OMB Number   3038-0072

NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL

Submitted By   AUSTINF   FEMI AUSTIN

SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY
SWISS NATIONAL BANK
NASDAQ DUBAI
DUBAI FINANCIAL SERVICES AUTHORITY
THE LONDON CLEARING HOUSE
BATS CHI-X EUROPE
ICE FUTURES
ICE FUTURES EUROPE
LCH.CLEARNET GROUP
LMAX
LONDON METAL EXCHANGE
LONDON STOCK EXCHANGE
NYSE EURONEXT LIFFE
NODAL
SIGMA X
SMARTPOOL
TURQUOISE
WIENER BORSE
THE PANEL ON TAKEOVER AND MERGERS (LTP)
BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
AUTORITÉ DES MARCHÉS FINANCIERS (QUÉBEC)
NOVA SCOTIA SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
PRINCE EDWARD ISLAND OFFICE OF SUPERINTENDENT OF SECURITIES
SERVICES NL, NEWFOUNDLAND AND LABRADOR

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By   AUSTINF   FEMI AUSTIN

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **NO**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by, or on behalf of, a bankruptcy trustee?   **NO**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By AUSTINF   FEMI AUSTIN

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

ROB WATTS
VICE PRESIDENT
CHRISTCHURCH COURT
10-15 NEWGATE STREET
LONDON EC1A 7HD
UNITED KINGDOM
Phone: 44 (20)7552-5969
E-mail: ROB.WATTS@GS.COM

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By AUSTINF   FEMI AUSTIN

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Chief Compliance Officer

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

OMB Number   3038-0072

NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL

Submitted By AUSTINF   FEMI AUSTIN

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: ROBBY.MANGROO@GS.COM

Enforcement/Compliance Communication Contact

JOANNA   LANE
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-5748
E-mail: JOANNA.LANE@GS.COM

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By   AUSTINF   FEMI AUSTIN

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: RYAN.LESTER@GS.COM

OMB Number   3038-0072
NFA ID   0250788   GOLDMAN SACHS INTERNATIONAL
Submitted By   AUSTINF   FEMI AUSTIN

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

NON-U.S. REGULATOR INFORMATION UPDATED

NON-U.S. REGULATOR (S) DURING THE PAST FIVE YEARS:	FINANCIAL CONDUCT AUTHORITY (UNITED KINGDOM) PRUDENTIAL REGULATION AUTHORITY (UNITED KINGDOM) BANK OF ENGLAND AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION NATIONAL BANK OF BELGIUM MONTREAL FUTURES EXCHANGE ONTARIO SECURITIES COMMISSION NASDAQ OMX COPENHAGEN NASDAQ OMX HELSINKI NOREX (HELSINKI) NYSE EURONEXT PARIS DEUTSCHE BORSE AG NYSE EURONEXT BRUSSELS EUREX EURONEXT EUROPEAN ENERGY EXCHANGE BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)= FEDERAL FINANCIAL SUPERVISORY AUTHORITY FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BAFIN) THE IRISH PANEL ON TAKEOVER AND MERGERS (ITP) BORSA ITALIANA ITALIAN DERIVATIVES EXCHANGE MARKET COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA NYSE EURONEXT AMSTERDAM NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS (AUTORITEIT FINANCIÃ«LE MARKTEN) NASDAQ OMX OSLO ASA WARSAW STOCK EXCHANGE POLISH FINANCIAL SUPERVISORY AUTHORITY (KNF) IBERIAN ENERGY EXCHANGE (OMIP) NYSE EURONEXT LISBON QATAR FINANCIAL CENTRE REGULATORY AUTHORITY SOUTH AFRICAN FINANCIAL SERVICES BOARD MEFF COMISION NATIONAL DEL MERCADO DE VALORES NASDAQ OMX STOCKHOLM NOREX (STOCKHOLM) FINANCIAL SUPERVISORY AUTHORITY (FINANSINSPEKTIONEN) FINANSINSPEKTIONEN SIX SWISS EXCHANGE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY SWISS NATIONAL BANK NASDAQ DUBAI DUBAI FINANCIAL SERVICES AUTHORITY THE LONDON CLEARING HOUSE BATS CHI-X EUROPE ICE FUTURES ICE FUTURES EUROPE LCH.CLEARNET GROUP LMAX LONDON METAL EXCHANGE LONDON STOCK EXCHANGE NYSE EURONEXT LIFFE NODAL SIGMA X SMARTPOOL TURQUOISE WIENER BORSE THE PANEL ON TAKEOVER AND MERGERS (LTP) BRITISH COLUMBIA SECURITIES COMMISSION SASKATCHEWAN FINANCIAL SERVICES COMMISSION MANITOBA SECURITIES COMMISSION ALBERTA SECURITIES COMMISSION AUTORITÉ DES MARCHÉS FINANCIERS (QUÉBEC) NOVA SCOTIA SECURITIES COMMISSION NEW BRUNSWICK SECURITIES COMMISSION PRINCE EDWARD ISLAND OFFICE OF SUPERINTENDENT OF SECURITIES SERVICES NL, NEWFOUNDLAND AND LABRADOR
FILED BY:	WILLIAMSK8
FILED ON:	4/26/2013 10:49:27 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOANNA
LAST NAME:	LANE
TITLE:	VICE PRESIDENT
STREET ADDRESS 1:	200 WEST STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10282
PHONE NUMBER:	(212)902-5748
FAX NUMBER:	
E-MAIL ADDRESS:	JOANNA.LANE@GS.COM
FILED BY:	TREANORK2
FILED ON:	1/24/2014 11:46:46 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	January 24, 2014	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.



Filed	January 24, 2014	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN, SACHS & CO.
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES



Filed	January 24, 2014	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

ROB WATTS
VICE PRESIDENT
CHRISTCHURCH COURT
10-15 NEWGATE STREET
LONDON EC1A 7HD
UNITED KINGDOM
Phone: 44 (20)7552-5969
E-mail: ROB.WATTS@GS.COM

Filed	January 24, 2014	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	January 24, 2014	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Chief Compliance Officer

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Filed   January 24, 2014   **OMB Number**   3038-0072

Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                   INTERNATIONAL

Submitted By   KEVIN TREANOR   **User ID**   TREANORK2

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

National Futures Association

Business Locations (3R)   Page 7

Filed	January 24, 2014	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



National Futures Association

Holding Company (3R)

Filed	October 01, 2014	**OMB No.**	3038-0023
Filed By	KEVIN TREANOR	**User ID**	TREANORK2

Sponsor Name	GOLDMAN SACHS INTERNATIONAL
Sponsor ID	0250788
Holding Company	GOLDMAN SACHS GROUP UK LIMITED
Ownership	10% or more interest? YES

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

HOLDING COMPANY DELETED FOR ID 0294072

NFA ID:	0294072 GOLDMAN SACHS HOLDINGS UK
10% OR MORE INTEREST:	YES
FILED BY:	TREANORK2
FILED ON:	10/1/2014 4:00:52 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SWISS FEDERAL DEPARTMENT OF FINANCE, FILE NO. 442.2-126

MATTER DETAIL: THE FEDERAL DEPARTMENT OF FINANCE ("FDF") OF THE SWISS CONFEDERATION ALLEGED THAT GOLDMAN SACHS INTERNATIONAL ("GSI") WAS LATE IN PUBLISHING A DROP BELOW A NOTIFIABLE THRESHOLD IN THE FIRM'S HOLDINGS IN A QUALIFIED INTEREST IN CERTAIN SECURITIES IN THE PERIOD BETWEEN SEPTEMBER 25, 2012, AND DECEMBER 20, 2012, IN ALLEGED INFRINGEMENT OF ARTICLE 41 OF THE SWISS FEDERAL ACT ON STOCK EXCHANGES AND SECURITIES TRADING ("SESTA"). WITHOUT ADMITTING ANY INTENTIONAL INFRINGEMENT OF SESTA ARTICLES OR WRONGDOING, GSI ENTERED INTO A SETTLEMENT AGREEMENT WITH FDF ON OCTOBER 27, 2014, AND CONSENTED TO A PAYMENT TO THE SWISS CONFEDERATION IN THE AMOUNT OF CHF20,000, WHICH AMOUNT WAS PAID ON NOVEMBER 4, 2014.

FILED BY: TREANORK2

FILED ON: 11/27/2014 7:42:51 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION E CHANGED

QUESTION: **In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to:**

- have violated any provision of any investment-related statute or regulation; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

ANSWER: YES

FILED BY: TREANORK2

FILED ON: 11/27/2014 7:44:30 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	TREANORK2
FILED ON:	11/27/2014 7:44:30 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	January 08, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.



National Futures Association

Business Locations (3R)   Page 2

Filed	January 08, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN, SACHS & CO.
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES



Business Locations (3R)   Page 3

Filed	January 08, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

ROB WATTS
VICE PRESIDENT
CHRISTCHURCH COURT
10-15 NEWGATE STREET
LONDON EC1A 7HD
UNITED KINGDOM
Phone: 44 (20)7552-5969
E-mail: ROB.WATTS@GS.COM

Filed	January 08, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

MICHAEL WEISS
VICE PRESIDENT
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-2186
E-mail: MICHAEL.WEISS@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	January 08, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Chief Compliance Officer

MICHAEL WEISS
VICE PRESIDENT
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-2186
E-mail: MICHAEL.WEISS@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Filed   January 08, 2015   **OMB Number**   3038-0072

Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                     INTERNATIONAL

Submitted By   KIMBERLY WILLIAMS   **User ID**   WILLIAMSK8

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

National Futures Association

Business Locations (3R)   Page 7

Filed   January 08, 2015   **OMB Number**   3038-0072
Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                 INTERNATIONAL
Submitted By KIMBERLY WILLIAMS   **User ID**   WILLIAMSK8

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



National Futures Association

Business Locations (3R)   Page 1

Filed	January 26, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Business Information

Business Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

Phone Number   44 (20) 7774-1000

Fax Number   44 (20) 7051-3117

E-mail Address   Not provided.



Filed	January 26, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN, SACHS & CO.
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES



Filed	January 26, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

KIMBERLY WILLIAMS
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 934-0239
E-mail: KIMBERLY.WILLIAMS@GS.COM

Filed   January 26, 2015   **OMB Number** 3038-0072
Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                  INTERNATIONAL
Submitted By KIMBERLY WILLIAMS   **User ID**   WILLIAMSK8

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

MICHAEL WEISS
VICE PRESIDENT
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-2186
E-mail: MICHAEL.WEISS@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	January 26, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Chief Compliance Officer

MICHAEL WEISS
VICE PRESIDENT
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-2186
E-mail: MICHAEL.WEISS@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Filed	January 26, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

National Futures Association

Business Locations (3R)   Page 7

Filed	January 26, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	AKK – ÁLLAMADÓSSÁG KEZELÕ KÖZPONT ZÁRTKÖRÛEN MÛKÖDÕ RÉSZVÉNYTÁRSASÁG MONETARY FINE
MATTER DETAIL:	AKK – ÁLLAMADÓSSÁG KEZELÕ KÖZPONT ZÁRTKÖRÛEN MÛKÖDÕ RÉSZVÉNYTÁRSASÁG ALLEGED THAT DURING THE MONTH OF JUNE 2015, GOLDMAN SACHS INTERNATIONAL ("GSI") FAILED TO MEET PRIMARY DEALER QUOTING OBLIGATIONS IN ACCORDANCE WITH THE AGENCY CONTRACT BETWEEN GSI AND AKK AND THE RELEVANT MARKET MAKING RULES. THE AKK IMPOSED A FINE ON GSI IN THE AMOUNT OF HUF$500,000, WHICH WAS PAID BY SUBMISSION OF A WIRE ON AUGUST 13, 2015.
FILED BY:	WILLIAMSK8
FILED ON:	8/19/2015 3:05:05 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY (BAFIN) MATTER
MATTER DETAIL:	THE FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY (BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT - "BAFIN") ALLEGED CERTAIN BREACHES BY GOLDMAN SACHS INTERNATIONAL ("GSI") OF THE OWNERSHIP THRESHOLD NOTIFICATION REQUIREMENTS OF SECTIONS 21, 25 AND 25A OF THE GERMAN SECURITIES TRADING ACT (WERTPAPIERHANDELSGESETZ – "WPHG"). GSI IS REVIEWING, AND WILL PROVIDE A WRITTEN RESPONSE TO BAFIN.
FILED BY:	TREANORK2
FILED ON:	9/9/2015 2:29:20 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: TREANORK2

FILED ON: 9/9/2015 2:31:01 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	TREANORK2
FILED ON:	9/9/2015 2:31:01 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Filed	December 21, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Business Information

Business Address   PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

Phone Number   44 (20) 7774-1000

Fax Number   44 (20) 7051-3117

E-mail Address   Not provided.



Filed	December 21, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN, SACHS & CO.
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES



Filed	December 21, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

KIMBERLY WILLIAMS
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 934-0239
E-mail: KIMBERLY.WILLIAMS@GS.COM

Filed	December 21, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

National Futures Association

Business Locations (3R) Page 5

Filed	December 21, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Chief Compliance Officer

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Filed	December 21, 2015	**OMB Number**	3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KIMBERLY WILLIAMS	**User ID**	WILLIAMSK8

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

National Futures Association

Business Locations (3R)   Page 7

Filed   December 21, 2015   **OMB Number**   3038-0072
Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                   INTERNATIONAL
Submitted By   KIMBERLY WILLIAMS   **User ID**   WILLIAMSK8

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY SETTLEMENT
MATTER DETAIL:	THE FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY (BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT - "BAFIN") ALLEGED CERTAIN BREACHES BY GOLDMAN SACHS INTERNATIONAL ("GSI") OF THE OWNERSHIP THRESHOLD NOTIFICATION REQUIREMENTS OF SECTIONS 21, 25 AND 25A OF THE GERMAN SECURITIES TRADING ACT (WERTPAPIERHANDELSGESETZ – "WPHG"). BAFIN IMPOSED A MONETARY PENALTY ON GSI OF 1,107,503.50 EUROS IN THE AGGREGATE, REPRESENTING AN ADMINISTRATIVE FINE OF 1,100,000 EUROS AND PROCEDURAL EXPENSES OF 7,503.50 EUROS, WHICH AMOUNT WAS PAID ON DECEMBER 18, 2015.
FILED BY:	TREANORK2
FILED ON:	12/22/2015 10:58:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: NO

FILED BY: TREANORK2

FILED ON: 12/22/2015 10:59:44 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	TREANORK2
FILED ON:	12/22/2015 10:59:44 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

Business Locations (3R)   Page 3

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

DAVID MONSIVAIS
ASSOCIATE
222 SOUTH MAIN STREET
SALT LAKE CITY, UT 84101
UNITED STATES
Phone: (801) 741-6038
E-mail: DAVID.MONSIVAIS@GS.COM

National Futures Association

Business Locations (3R)   Page 4

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Chief Compliance Officer

ANIL KARPAL
MANAGING DIRECTOR
RIVER COURT
120 FLEET STREET
LONDON EC4A 2BE
UNITED KINGDOM
Phone: 44(20)7552-5980
E-mail: ANIL.KARPAL@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

National Futures Association

Business Locations (3R)   Page 7

Filed	May 26, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY (BAFIN) MATTER
MATTER DETAIL:	BAFIN HAS ALLEGED CERTAIN BREACHES BY GOLDMAN SACHS INTERNATIONAL ("GSI") IN MAY 2016 OF SECTIONS 21(1) AND 25(1) OF THE GERMAN SECURITIES TRADING ACT (WERTPAPIERHANDELSGESETZ - "WPHG") AS A RESULT OF GSI'S LATE SUBMISSION OF A SHAREHOLDER VOTING RIGHTS NOTIFICATION. GSI IS REVIEWING, AND PROVIDED A WRITTEN RESPONSE TO BAFIN ON MAY 30, 2017.
FILED BY:	MONSIVAISD3
FILED ON:	6/1/2017 10:49:39 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: MONSIVAISD3

FILED ON: 6/1/2017 10:50:36 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	MONSIVAISD3
FILED ON:	6/1/2017 10:50:36 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BAFIN – THE FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY, FILE NO. GZ: WA 17-WP 3121-2017/0003

MATTER DETAIL: FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY (BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT - "BAFIN") HAS ALLEGED CERTAIN BREACHES BY GOLDMAN SACHS INTERNATIONAL ("GSI") IN MARCH 2017 OF SECTIONS 21(1) AND 25 (1) OF THE GERMAN SECURITIES TRADING ACT (WERTPAPIERHANDELSGESETZ – "WPHG") AS A RESULT OF GSI'S LATE SUBMISSION OF A SHAREHOLDER VOTING RIGHTS NOTIFICATION. GSI IS REVIEWING, AND RESPONDING TO BAFIN.

FILED BY: TREANORK2

FILED ON: 10/16/2017 2:06:57 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

DAVID MONSIVAIS
ASSOCIATE
222 SOUTH MAIN STREET
SALT LAKE CITY, UT 84101
UNITED STATES
Phone: (801) 741-6038
E-mail: DAVID.MONSIVAIS@GS.COM

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

National Futures Association

Business Locations

Page 5

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Chief Compliance Officer

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212)357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212)902-7724
E-mail: JOANNE.COOK@GS.COM

Filed	February 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	March 23, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

National Futures Association

Filed	March 23, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

National Futures Association

Filed	March 23, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Contact Information

Registration Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Membership Contact

KEVIN TREANOR
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-4525
E-mail: KEVIN.TREANOR@GS.COM

Accounting Contact

DAVID BRAUN
VICE PRESIDENT
30 HUDSON STREET
JERSEY CITY, NJ 07302
UNITED STATES
Phone: (212) 902-1450
E-mail: DAVID.BRAUN@GS.COM

Filed	March 23, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed   March 23, 2018   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                    INTERNATIONAL

Submitted By   KEVIN TREANOR   **User ID**   TREANORK2

Chief Compliance Officer

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Business Locations   Page 6

Filed	March 23, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

National Futures Association

Business Locations   Page 7

Filed	March 23, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	KEVIN TREANOR	**User ID**	TREANORK2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: TREANORK2

FILED ON: 12/21/2018 12:56:56 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	TREANORK2
FILED ON:	12/21/2018 12:56:56 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	MALAYSIA PUBLIC PROSECUTOR V. GOLDMAN SACHS INTERNATIONAL
MATTER DETAIL:	ON DECEMBER 17, 2018, THE MALAYSIAN ATTORNEY GENERAL ("ATTORNEY GENERAL") CHARGED GOLDMAN SACHS INTERNATIONAL, AS THE BOOKRUNNER AND ARRANGER OF THREE OFFERINGS OF DEBT SECURITIES OF 1MALAYSIA DEVELOPMENT BERHAD, AGGREGATING APPROXIMATELY $6.5 BILLION IN PRINCIPAL AMOUNT, FOR ALLEGED DISCLOSURE DEFICIENCIES IN THE OFFERING DOCUMENTS RELATING TO, AMONG OTHER THINGS, THE USE OF PROCEEDS FOR THE DEBT SECURITIES. GOLDMAN SACHS (ASIA) L.L.C., GOLDMAN SACHS (SINGAPORE) PTE., TIM LEISSNER, A FORMER PARTICIPATING MANAGING DIRECTOR OF GOLDMAN SACHS (ASIA) L.L.C. AND GOLDMAN SACHS (SINGAPORE) PTE., LOW TAEK JHO AND LOO AI SWAN WERE ALSO CHARGED, AND ON DECEMBER 19, 2018, ROGER NG CHONG HWA, A FORMER MANAGING DIRECTOR OF GOLDMAN SACHS (SINGAPORE) PTE., ALSO WAS ARRESTED AND CHARGED. THE ATTORNEY GENERAL HAS STATED THAT PROSECUTORS WILL SEEK CRIMINAL FINES IN EXCESS OF $2.7 BILLION AND THE $600 MILLION IN FEES GOLDMAN SACHS RECEIVED AS FEES IN THE DEBT OFFERINGS.
FILED BY:	TREANORK2
FILED ON:	12/21/2018 1:01:17 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Business Information

Business Address	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Location of Business Records

Business Records Address

PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Contact Information

Registration Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Membership Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Accounting Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Chief Compliance Officer

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Filed	May 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	DIVYA DON BOSCO	**User ID**	DONBOSCOD3

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

U.S. REGULATOR INFORMATION DELETED

U.S REGULATOR(S): THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

FILED BY: ORGILLC3

FILED ON: 8/9/2019 4:04:29 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: PORTUGUESE SECURITIES MARKET COMMISSION V. GOLDMAN SACHS INTERNATIONAL

MATTER DETAIL: THE PORTUGUESE SECURITIES MARKET COMMISSION ("CMVM") HAS ALLEGED THAT GOLDMAN SACHS INTERNATIONAL ("GSI") WILLFULLY VIOLATED ITS DUTY TO PROTECT THE MARKET IN ALLEGED VIOLATION OF ARTICLES 311 AND 407 OF THE PORTUGUESE SECURITIES CODE. THE CMVM NOTIFIED GSI THAT IT WAS PROPOSING TO IMPOSE A FINE IN THE AMOUNT OF EURO 50,000 (WITH AN ADDITIONAL EURO 50,000 SUSPENDED FOR 2 YEARS). GSI HAS DECIDED TO CONTEST THE FINE.

FILED BY: ORGILLC3

FILED ON: 8/26/2019 6:08:02 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Business Information

Business Address	PLUMTREE COURT 25 SHOE LANE LONDON EC4A 4AU UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Location of Business Records

Business Records Address

PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Contact Information

Registration Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Membership Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Accounting Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Chief Compliance Officer

JOANNA REDGRAVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Business Information

Business Address	PLUMTREE COURT 25 SHOE LANE LONDON EC4A 4AU UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Location of Business Records

Business Records Address

PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Contact Information

Registration Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Membership Contact

JENNIFER LEE
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Accounting Contact

JENNIFER LEE
VICE PRESIDENT
PLUMTREE COURT
25 SHOE LANE
EC4A 4AU
UNITED KINGDOM
Phone: 801 212 7779
E-mail: JENNIFER.GL.LEE@GS.COM

Business Locations   Page 4

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

JOANNA REDGRAVE
MANAGING DIRECTOR
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44-207-774-1000

Filed   September 09, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                   INTERNATIONAL

Submitted By   CRYSTAL ORGILL   **User ID**   ORGILLC3

Chief Compliance Officer

JOANNA REDGRAVE
MANAGING DIRECTOR
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

National Futures Association

Business Locations

Page 7

Filed	September 09, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BAFIN – THE FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY, REF.: WA 17-WP 3120-2016/0060 & WA 1

MATTER DETAIL: FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY (BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT - "BAFIN") HAS IMPOSED AN ADMINISTRATIVE FINE AMOUNTING TO 800,000 EUROS AGAINST GOLDMAN SACHS INTERNATIONAL ("GSI"), FOR ALLEGED VOLATIONS OF SECTION 130(1) OF THE GERMAN ACT OF BREACHES OF ADMINISTRATIVE REGULATIONS (ORDNUNGSWIDRIGKEITENGESETZ – OWIG) IN CONJUNCTION WITH SECTION 25(1) SENTENCE 1 OF THE GERMAN SECURITIES TRADING ACT (WERTPAPIERHANDELSGESETZ – WPHG), AS A REUSULT OF GSI'S LATE SUBMISSION OF A SHAREHOLDER VOTING RIGHTS NOTIFICATION

FILED BY: ORGILLC3

FILED ON: 9/10/2019 6:12:25 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: NO

FILED BY: ORGILLC3

FILED ON: 9/20/2019 6:12:45 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	ORGILLC3
FILED ON:	9/20/2019 6:12:45 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	AKK – ÁLLAMADÓSSÁG KEZELÕ KÖZPONT ZÁRTKÖRÛEN MÛKÖDÕ RÉSZVÉNYTÁRSASÁG MONETARY FINE
MATTER DETAIL:	AKK – ÁLLAMADÓSSÁG KEZELÕ KÖZPONT ZÁRTKÖRÛEN MÛKÖDÕ RÉSZVÉNYTÁRSASÁG ALLEGED THAT DURING THE FIRST HALF OF THE CALENDAR YEAR 2019, GOLDMAN SACHS INTERNATIONAL ("GSI") FAILED TO MEET PRIMARY DEALER QUOTING OBLIGATIONS IN ACCORDANCE WITH THE AGENCY CONTRACT BETWEEN GSI AND AKK AND THE RELEVANT MARKET MAKING RULES. THE AKK IMPOSED A FINE ON GSI IN THE AMOUNT OF HUF 500,000, WHICH WAS PAID BY SUBMISSION OF A WIRE.
FILED BY:	ORGILLC3
FILED ON:	9/25/2019 9:50:35 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: ORGILLC3

FILED ON: 10/10/2019 5:59:12 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	ORGILLC3
FILED ON:	10/10/2019 5:59:12 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Filed	October 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Business Information

Business Address	PLUMTREE COURT 25 SHOE LANE LONDON EC4A 4AU UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
E-mail Address	Not provided.

National Futures Association

Filed	October 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Location of Business Records

Business Records Address

PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM

U.S. Address for Production of Business Records

GOLDMAN SACHS & CO. LLC
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES

Filed	October 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Contact Information

Registration Contact

NATHAN BURBY
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7092
E-mail: NATHAN.BURBY@NY.EMAIL.GS.COM

Membership Contact

NATHAN BURBY
VICE PRESIDENT
111 SOUTH MAIN STREET
SALT LAKE CITY, UT 84111
UNITED STATES
Phone: 801 212 7092
E-mail: NATHAN.BURBY@NY.EMAIL.GS.COM

Accounting Contact

NATHAN BURBY
VICE PRESIDENT
PLUMTREE COURT
25 SHOE LANE
EC4A 4AU
UNITED KINGDOM
Phone: 801 212 7092
E-mail: NATHAN.BURBY@NY.EMAIL.GS.COM

Filed   October 15, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   GOLDMAN SACHS   **NFA ID**   0250788
                   INTERNATIONAL

Submitted By   CRYSTAL ORGILL   **User ID**   ORGILLC3

Arbitration Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Compliance Contact

JOANNA REDGRAVE
MANAGING DIRECTOR
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Exempt Foreign Firm Contact

LEGAL DEPARTMENT
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44-207-774-1000

Filed	October 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Chief Compliance Officer

JOANNA REDGRAVE
MANAGING DIRECTOR
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44(20)7774-5901
E-mail: JOANNA.REDGRAVE@GS.COM

Enforcement/Compliance Communication Contact

RYAN LESTER
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-5299
E-mail: US-REG-INQUIRIES@GS.COM

Enforcement/Compliance Communication Contact

ROBBY MANGROO
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 357-9842
E-mail: US-REG-INQUIRIES@GS.COM

Business Locations   Page 6

Filed	October 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Enforcement/Compliance Communication Contact

CHARLES EVE
MANAGING DIRECTOR
PLUMTREE COURT
25 SHOE LANE
LONDON EC4A 4AU
UNITED KINGDOM
Phone: 44(20)7552-2253
E-mail: GS-GSI-CFTC-COMPLAINTS@GS.COM

Enforcement/Compliance Communication Contact

JOANNE COOK
VICE PRESIDENT
200 WEST STREET
NEW YORK, NY 10282
UNITED STATES
Phone: (212) 902-7724
E-mail: JOANNE.COOK@GS.COM

Filed	October 15, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	GOLDMAN SACHS INTERNATIONAL	**NFA ID**	0250788
Submitted By	CRYSTAL ORGILL	**User ID**	ORGILLC3

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on June 17, 2020

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by CRYSTAL ORGILL (ORGILLC3)

The question(s) you are disclosing the regulatory action under:

☑ **I.**

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: PORTUGUESE SECURITIES MARKET COMMISSION ("CMVM")**

Case Information

Case Number	**SUMMARY PROCEEDING NO. 06/2016**
Case Status	**FINAL**
Date Resolved	**June 2020**
Sanctions imposed	

OTHER: NO SANCTIONS IMPOSED - MATTER DISMISSED

Comments

THE PORTUGUESE SECURITIES MARKET COMMISSION ("CMVM") ALLEGED THAT GOLDMAN SACHS INTERNATIONAL ("GSI") WILLFULLY VIOLATED ITS DUTY TO PROTECT THE MARKET IN ALLEGED VIOLATION OF ARTICLES 311 AND 407 OF THE PORTUGUESE SECURITIES CODE. THE CMVM NOTIFIED GSI THAT IT WAS PROPOSING TO IMPOSE A FINE IN THE AMOUNT OF EURO 50,000 (WITH AN ADDITIONAL EURO 50,000 SUSPENDED FOR 2 YEARS). GSI CONTESTED THE FINE. ON JUNE 2, 2020, THE CMVM CLOSED THEIR INVESTIGATION INTO GSI WITHOUT ISSUING ANY FORMAL CHARGES FOR ANY VIOLATIONS OF THE PORTUGUESE SECURITIES CODE.

Supporting Documentation

Not provided

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on June 18, 2020

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by CRYSTAL ORGILL (ORGILLC3)

The question(s) you are disclosing the regulatory action under:

 **I.**

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: PORTUGUESE SECURITIES MARKET COMMISSION ("CMVM")**

Case Information

Case Number **SUMMARY PROCEEDING NO. 06/2016**
Case Status **FINAL**
Date Resolved **June 2020**
Sanctions imposed
OTHER: NO SANCTIONS IMPOSED - MATTER DISMISSED

Comments

THE PORTUGUESE SECURITIES MARKET COMMISSION ("CMVM") ALLEGED THAT GOLDMAN SACHS INTERNATIONAL ("GSI") WILLFULLY VIOLATED ITS DUTY TO PROTECT THE MARKET IN ALLEGED VIOLATION OF ARTICLES 311 AND 407 OF THE PORTUGUESE SECURITIES CODE. THE CMVM NOTIFIED GSI THAT IT WAS PROPOSING TO IMPOSE A FINE IN THE AMOUNT OF EURO 50,000 (WITH AN ADDITIONAL EURO 50,000 SUSPENDED FOR 2 YEARS). GSI CONTESTED THE FINE. ON JUNE 2, 2020, THE CMVM CLOSED THEIR INVESTIGATION INTO GSI WITHOUT ISSUING ANY FORMAL CHARGES FOR ANY VIOLATIONS OF THE PORTUGUESE SECURITIES CODE.

Supporting Documentation

Description **CMVM NOTICE 06.02.2020**
File Name **02062020 Ofcio 62016.pdf**

Description **CMVM NOTICE 06.02.2020 - ENGLISH TRANSLATION**

File Name 06022020 CMVM Decision GSI.pdf

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on August 28, 2020

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by CRYSTAL ORGILL (ORGILLC3)

Business Information

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone Number	**44 (20) 7774-1000**
Fax Number	**44 (20) 7051-3117**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**LEGAL**
Last Name	**DEPARTMENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44-207-774-1000**
Email	**GSLDN-COSEC@LN.EMAIL.GS.COM**

Location of Business Records

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JOANNE**
Last Name	**COOK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-7724**
Email	**JOANNE.COOK@GS.COM**

First Name	**CHARLES**
Last Name	**EVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-2253**
Email	**GS-GSI-CFTC-COMPLAINTS@GS.COM**

First Name	**RYAN**
Last Name	**LESTER**
Title	**MANAGING DIRECTOR**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 357-5299**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**ROBBY**
Last Name	**MANGROO**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**

Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 357-9842**
Email	**US-REG-INQUIRIES@GS.COM**

Membership Contact Information

Membership Contact

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Accounting Contact

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Arbitration Contact

First Name	**JOANNE**
Last Name	**COOK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-7724**
Email	**JOANNE.COOK@GS.COM**

Compliance Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Chief Compliance Officer Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 30, 2020
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by CRYSTAL ORGILL (ORGILLC3)

The question(s) you are disclosing the criminal action under:

☑ **C.**

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	**NON-U.S. COURT**
Date Filed	**December 2018**

Court Information

Name of Court	**KUALA LUMPUR MAGISTRATES COURT**
City or County	**KUALA LUMPUR**
State	**Not provided**
Country	**MALAYSIA**

Case Information

Case Number	**WA-85-12-12/2018**
Case Status	**FINAL**

Charge Details

Formal Charge Description	**ALLEGED VIOLATIONS OF SECTION 179 OF THE MALAYSIAN CAPITAL MARKETS AND SERVICES ACT**
Classification	**FELONY**
Plea Entered	**NOT GUILTY**
Disposition	**ACQUITTAL AND THE CHARGES WERE DISCHARGED**

Comments

ON DECEMBER 17, 2018, THE MALAYSIAN ATTORNEY GENERAL ("ATTORNEY GENERAL") CHARGED GOLDMAN SACHS INTERNATIONAL, AS THE BOOKRUNNER AND ARRANGER OF THREE OFFERINGS OF DEBT SECURITIES OF 1MALAYSIA DEVELOPMENT BERHAD ("1MDB"), AGGREGATING APPROXIMATELY $6.5 BILLION IN PRINCIPAL AMOUNT, FOR ALLEGED DISCLOSURE DEFICIENCIES IN THE OFFERING DOCUMENTS RELATING TO, AMONG OTHER THINGS, THE USE OF PROCEEDS FOR THE DEBT SECURITIES. GOLDMAN SACHS (ASIA) L.L.C., GOLDMAN SACHS (SINGAPORE) PTE., TIM LEISSNER, A FORMER PARTICIPATING MANAGING DIRECTOR OF GOLDMAN SACHS (ASIA) L.L.C. AND GOLDMAN

SACHS (SINGAPORE) PTE., LOW TAEK JHO AND LOO AI SWAN WERE ALSO CHARGED, AND ON DECEMBER 19, 2018, ROGER NG CHONG HWA, A FORMER MANAGING DIRECTOR OF GOLDMAN SACHS (SINGAPORE) PTE., ALSO WAS ARRESTED AND CHARGED.   ON JULY 24, 2020, THE GOLDMAN SACHS GROUP, INC. (TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, THE "FIRM") REACHED AN AGREEMENT IN PRINCIPLE WITH THE GOVERNMENT OF MALAYSIA TO RESOLVE ALL CRIMINAL AND REGULATORY PROCEEDINGS IN MALAYSIA INVOLVING THE FIRM, INCLUDING PENDING CRIMINAL PROCEEDINGS AGAINST GOLDMAN SACHS SUBSIDIARIES AND CERTAIN CURRENT AND FORMER DIRECTORS, RELATING TO THIS MATTER. IN PRINCIPLE, THE AGREEMENT INVOLVED A SETTLEMENT PAYMENT TO THE GOVERNMENT OF MALAYSIA, AND A PORTION OF THE PROCEEDS FROM ASSETS SEIZED IN RELATION TO THIS MATTER. A SETTLEMENT AGREEMENT WAS ENTERED ON AUGUST 18, 2020, IMPLEMENTING THE PRIOR AGREEMENT IN PRINCIPLE. ON SEPTEMBER 4, 2020, GOLDMAN SACHS INTERNATIONAL, GOLDMAN SACHS (ASIA) LLP, AND GOLDMAN SACHS (SINGAPORE) PTE. WERE ACQUITTED AND THE CHARGES AGAINST THEM WERE DISCHARGED, AND THE PROCEEDINGS AGAINST THE CURRENT AND FORMER DIRECTORS WERE DISCONTINUED.

Supporting Documentation

Description	**ORDER**
File Name	**20200904 Court Order acquitting GSI in Eng.pdf**

Disciplinary Information (Firm)
COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on September 30, 2020

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by CRYSTAL ORGILL (ORGILLC3)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an entity's net profits; or

- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:	Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:	Fraudulent Statement or Failure to Make Statement
Section 7205:	Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:	Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,
  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>**ADJUDICATION**</u> **OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Criminal DMP with respect to a new matter? **No**

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Will you be filing a Regulatory DMP with respect to a new matter?**No**

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?
No

Even though you answered "No" to the above question, would you like to provide a Financial DMP? **No**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on November 18, 2020
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: FINANCIAL CONDUCT AUTHORITY**

Case Information

Case Number	**NONE**
Case Status	**FINAL**
Date Resolved	**October 2020**
Sanctions imposed	
OTHER: WARNING NOTICE	

Comments

Goldman Sachs International ("GSI"), an indirect wholly owned subsidiary of The Goldman Sachs Group,

Inc., received on October 22, 2020 a warning notice from the UK Financial Conduct Authority (the "FCA Notice"), which cites GSI's failure to (i) assess and manage the risks associated with the 1Malaysia Development Berhad transactions; (ii) properly record how GSI committees assessed and managed those risks and; (iii) respond appropriately to allegations of bribery and misconduct. GSI paid a financial penalty in the amount of $63,000,000 in connection with the FCA Notice.

Supporting Documentation

Description	**FINANCIAL CONDUCT AUTHORITY NOTICE**
File Name	**FCA.pdf**

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on November 18, 2020
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: PRUDENTIAL REGULATION AUTHORITY**

Case Information

Case Number	**NONE**
Case Status	**FINAL**
Date Resolved	**October 2020**
Sanctions imposed	
OTHER: WARNING NOTICE	

Comments

Goldman Sachs International ("GSI"), an indirect wholly owned subsidiary of The Goldman Sachs Group,

Inc., received on October 22, 2020 a warning notice from the Bank of England Prudential Regulation Authority (the "PRA Notice"), which cites GSI's failure to (i) assess and manage the risks associated with the 1Malaysia Development Berhad transactions; (ii) properly record how GSI committees assessed and managed those risks; and (iii) respond appropriately to allegations of bribery and misconduct. GSI paid a financial penalty in the amount of $63,000,000 in connection with the PRA Notice.

Supporting Documentation

Description	**PRUDENTIAL REGULATION AUTHORITY NOTICE**
File Name	**PRA.pdf**

Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on February 26, 2021
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

Business Information

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone Number	**44 (20) 7774-1000**
Fax Number	**44 (20) 7051-3117**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**LEGAL**
Last Name	**DEPARTMENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44-207-774-1000**
Email	**GSLDN-COSEC@LN.EMAIL.GS.COM**

Location of Business Records

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JOANNE**
Last Name	**COOK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-7724**
Email	**JOANNE.COOK@GS.COM**

First Name	**CHARLES**
Last Name	**EVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-2253**
Email	**GS-GSI-CFTC-COMPLAINTS@GS.COM**

First Name	**RYAN**
Last Name	**LESTER**
Title	**MANAGING DIRECTOR**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 357-5299**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**ERICA**
Last Name	**MALIN**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**

Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-5107**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**KAREN**
Last Name	**PARK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-6775**
Email	**US-REG-INQUIRIES@GS.COM**

Membership Contact Information

Membership Contact

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Accounting Contact

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Arbitration Contact

First Name	**JOANNE**
Last Name	**COOK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-7724**
Email	**JOANNE.COOK@GS.COM**

Compliance Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Chief Compliance Officer Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on February 27, 2021

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAMISON YARDLEY (YARDLEYJ16)

Business Information

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone Number	**44 (20) 7774-1000**
Fax Number	**44 (20) 7051-3117**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**LEGAL**
Last Name	**DEPARTMENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44-207-774-1000**
Email	**GSLDN-COSEC@LN.EMAIL.GS.COM**

Location of Business Records

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Enforcement/Compliance Communication Contact Information

First Name	**CHARLES**
Last Name	**EVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-2253**
Email	**GS-GSI-CFTC-COMPLAINTS@GS.COM**

First Name	**RYAN**
Last Name	**LESTER**
Title	**MANAGING DIRECTOR**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 357-5299**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**ERICA**
Last Name	**MALIN**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-5107**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**KAREN**
Last Name	**PARK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**

Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-6775**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**CECILIA**
Last Name	**PEREZ**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-2116**
Email	**CECILIA.PEREZ@GS.COM**

Membership Contact Information

Membership Contact

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Accounting Contact

First Name	**NATHAN**
Last Name	**BURBY**
Title	**VICE PRESIDENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**801 212 7092**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Arbitration Contact

First Name	**CECILIA**
Last Name	**PEREZ**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-2116**
Email	**CECILIA.PEREZ@GS.COM**

Compliance Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Chief Compliance Officer Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on March 01, 2021
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: AKK - ÁLLAMADÓSSÁG KEZELÕ KÖZPONT ZÁRTKÖRÛEN MÛKÖDÕ RÉSZVÉNYTÁRSASÁG**

Case Information

Case Number	**N/A**
Case Status	**FINAL**
Date Resolved	**October 2020**
Sanctions imposed	
OTHER: FINE	

Comments

AKK - ÁLLAMADÓSSÁG KEZELÕ KÖZPONT ZÁRTKÖRÛEN MÛKÖDÕ RÉSZVÉNYTÁRSASÁG ALLEGED THAT DURING THE SECOND HALF OF THE CALENDAR YEAR 2020, GOLDMAN SACHS INTERNATIONAL ("GSI") FAILED TO MEET PRIMARY DEALER QUOTING OBLIGATIONS IN ACCORDANCE WITH THE AGENCY CONTRACT BETWEEN GSI AND AKK AND THE RELEVANT MARKET MAKING RULES. THE AKK IMPOSED A FINE ON GSI IN THE AMOUNT OF HUF 500,000, WHICH WAS PAID BY SUBMISSION OF A WIRE.

Supporting Documentation

Description	**AKK FINE (HUNGARIAN)**
File Name	**Goldman September 2020.pdf**
Description	**AKK FINE 2020 GOLDMAN SACHS**
File Name	**AKK Fine 2020.pdf**

Firm Business Locations
COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 22, 2021

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAMISON YARDLEY (YARDLEYJ16)

Business Information

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone Number	**44 (20) 7774-1000**
Fax Number	**44 (20) 7051-3117**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**LEGAL**
Last Name	**DEPARTMENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44-207-774-1000**
Email	**GSLDN-COSEC@LN.EMAIL.GS.COM**

Location of Business Records

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**CRYSTAL**
Last Name	**ORGILL**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801-884-1533**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Enforcement/Compliance Communication Contact Information

First Name	**CHARLES**
Last Name	**EVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-2253**
Email	**GS-GSI-CFTC-COMPLAINTS@GS.COM**

First Name	**RYAN**
Last Name	**LESTER**
Title	**MANAGING DIRECTOR**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 357-5299**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**ERICA**
Last Name	**MALIN**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-5107**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**KAREN**
Last Name	**PARK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**

Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-6775**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**CECILIA**
Last Name	**PEREZ**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-2116**
Email	**CECILIA.PEREZ@GS.COM**

Membership Contact Information

Membership Contact

First Name	**CRYSTAL**
Last Name	**ORGILL**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801-884-1533**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Accounting Contact

First Name	**CRYSTAL**
Last Name	**ORGILL**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 884-1533**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Arbitration Contact

First Name	**CECILIA**
Last Name	**PEREZ**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-2116**
Email	**CECILIA.PEREZ@GS.COM**

Compliance Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Chief Compliance Officer Contact

First Name	**JOANNA**
Last Name	**REDGRAVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7774-5901**
Email	**JOANNA.REDGRAVE@GS.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on March 23, 2021

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAMISON YARDLEY (YARDLEYJ16)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: FINANSTILSYNET, THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY**

Case Information

Case Number	**20/4962**
Case Status	**FINAL**
Date Resolved	**February 2021**
Sanctions imposed	
OTHER: FINE	

Comments

ON FEBRUARY 24, 2021, FINANSTILSYNET, THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY CONCLUDED THAT GOLDMAN SACHS GROUP, INC., GOLDMAN SACHS INTERNATIONAL, AND GOLDMAN SACHS & CO. LLC VIOLATED THE NOTIFICATION REQUIREMENT UNDER SECTION 3-14 OF THE NORWEGIAN SECURITIES TRADING ACT, CF. REGULATION (EU) NO 236/2012 ("SSR") ARTICLE 5, CF. ARTICLE 9, BY NOT NOTIFYING FINANSTILSYNET OF NET SHORT POSITIONS WITHIN THE TIME LIMIT LAID IN ACCORDANCE WITH SSR. FINANSTILSYNET IMPOSED A VIOLATION PENALTY OF NOK 350,000.

Supporting Documentation

Description	**FINANSTILSYNET NOTIFICATION**
File Name	**Finanstilsynet Notification.pdf**

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on April 14, 2021

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAMISON YARDLEY (YARDLEYJ16)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: SWISS FEDERAL DEPARTMENT OF FINANCE**

Case Information

Case Number	**442.2-591**
Case Status	**FINAL**
Date Resolved	**March 2021**
Sanctions imposed	
OTHER: FINE	

Comments

ON MARCH 18, 2021, THE SWISS FEDERAL DEPARTMENT OF FINANCE DETERMINED THAT GOLDMAN

SACHS INTERNATIONAL ("GSI") VIOLATED THE DISCLOSURE REQUIREMENTS OF ARTICLE 151 AND ARTICLE 120 OF THE FINANCIAL MARKET INFRASTRUCTURES ACT, BY NEGLIGENTLY NOT REPORTING THE CONSOLIDATED POSITION FOR GOLDMAN SACHS IN CASTLE PRIVATE EQUITY LTD, A SWISS COMPANY LISTED ON THE SWISS STOCK EXCHANGE, WITHIN THE TIME LIMIT REQUIRED. THE SWISS FEDERAL DEPARTMENT OF FINANCE IMPOSED A VIOLATION PENALTY OF CHF 1500 (PLUS ADMINISTRATIVE COST OF CHF 60) AGAINST GOLDMAN SACHS INTERNATIONAL.

Supporting Documentation

Description	**SWISS FEDERAL DEPARTMENT OF FINANCE**
File Name	**GS Response to the Swiss Federal Department of Finance.pdf**

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on May 05, 2021
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAIME DUPRATT (DUPRATTJ1)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   **OTHER SELF-REGULATORY ORGANIZATION: ICE CLEAR CREDIT LLC**

Case Information

Case Number	**2021-404B-005**
Case Status	**FINAL**
Date Resolved	**April 2021**
Sanctions imposed	
OTHER: FINE	

Comments

ON APRIL 5, 2021, ICE CLEAR CREDIT LLC ALLEGED THAT DURING MARCH 2021, IN ONE INSTANCE,

GOLDMAN SACHS INTERNATIONAL VIOLATED ICE CLEAR CREDIT RULE 404(B), BY FAILING TO SUBMIT EIGHTY-ONE SINGLE NAME PRICES ON A TIMELY BASIS. ICE CLEAR CREDIT LLC IMPOSED A FINE OF $40,000.

Supporting Documentation

Description	**ICE CLEAR CREDIT NOTIFICATION**
File Name	**ICE Clear Credit Notification.pdf**

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on June 24, 2021
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAIME DUPRATT (DUPRATTJ1)

The question(s) you are disclosing the regulatory action under:

 **I.**

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: COMISSAO DE VALORES MOBILIARIOS (CVM)**

Case Information
Case Number	**19957.000791/2020-59**
Case Status	**PENDING**
Date Initiated	**June 2021**
Sanctions imposed	

OTHER: FINE

Comments

GOLDMAN SACHS DO BRASIL BANCO MULTIPLO S.A. ("GS BRAZIL"), GOLDMAN SACHS INTERNATIONAL ("GSI"), AND DANIEL MOTTA CAMARGO SILVA, A DIRECTOR OF THE TRADING DESK (FICC) OF GS BRAZIL, SUBMITTED A SETTLEMENT PROPOSAL THAT WAS ACCEPTED BY THE COMISSAO DE VALORES MOBILIARIOS ("CVM") BOARD OF COMMISSIONERS. THE SETTLEMENT RESOLVED ALLEGATIONS THAT BETWEEN JANUARY 1, 2018 AND DECEMBER 31, 2019, GSI AND GS BRAZIL CREATED ARTIFICAL CONDITIONS OF DEMAND, OFFER, OR PRICE BY CROSSING IN THE BRAZILIAN EXCHANGE DI X US DOLLAR SPREAD FUTURES IN VIOLATION OF CVM INSTRUCTION N. 08/79. WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, GS BRAZIL, GSI, AND MR. SILVA EXPECT TO ENTER INTO A SETTLEMENT AGREEMENT WITH THE CVM BY THE END OF JULY FOR A TOTAL AMOUNT OF BRAZILIAN REAIS 7,480,000.

Supporting Documentation

Description	**GSI CVM DOCUMENTATION**
File Name	**GSI CVM Documentation.docx**

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on July 15, 2021

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

The question(s) you are disclosing the regulatory action under:

 **I.**

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: SWISS FEDERAL DEPARTMENT OF FINANCE**

Case Information

Case Number	**44 2-629**
Case Status	**PENDING**
Date Initiated	**June 2021**
Sanctions imposed	

OTHER: EXPECTED FINE

Comments

ON JUNE 16, 2021, THE SWISS FEDERAL DEPARTMENT OF FINANCE CONCLUDED THEIR ADMINISTRATIVE CRIMINAL INVESTIGATION AND DETERMINED THAT GOLDMAN SACHS INTERNATIONAL ("GSI") VIOLATED THE DISCLOSURE REQUIREMENTS OF ARTICLE 151 AND ARTICLE 134 OF THE FINANCIAL MARKET INFRASTRUCTURES ACT, BY SUBMITTING LATE NOTICES FOR TWELVE TRANSACTIONS EXECUTED DURING AN ONGOING TENDER OFFER OF A SWISS ISSUER.

THE SWISS FEDERAL DEPARTMENT OF FINANCE IS EXPECTED TO ISSUE A FINE AGAINST GSI IN AN AMOUNT NOT TO EXCEED CHF 50,000.

Supporting Documentation

Description	**SWISS FEDERAL DEPARTMENT OF FINANCE FINE**
File Name	**202106156 SchlussprotokollENG.pdf**

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on August 09, 2021
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by JAIME DUPRATT (DUPRATTJ1)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: COMISSAO DE VALORES MOBILIARIOS (CVM)**

Case Information

Case Number	**19957.000791/2020-59**
Case Status	**FINAL**
Date Resolved	**June 2021**
Sanctions imposed	
OTHER: FINE	

Comments

GOLDMAN SACHS DO BRASIL BANCO MULTIPLO S.A. ("GS BRAZIL"), GOLDMAN SACHS INTERNATIONAL

("GSI"), AND DANIEL MOTTA CAMARGO SILVA, A DIRECTOR OF THE TRADING DESK (FICC) OF GS BRAZIL, SUBMITTED A SETTLEMENT PROPOSAL THAT WAS ACCEPTED BY THE COMISSAO DE VALORES MOBILIARIOS ("CVM") BOARD OF COMMISSIONERS. THE SETTLEMENT RESOLVED ALLEGATIONS THAT BETWEEN JANUARY 1, 2018 AND DECEMBER 31, 2019, GSI AND GS BRAZIL CREATED ARTIFICIAL CONDITIONS OF DEMAND, OFFER, OR PRICE BY CROSSING IN THE BRAZILIAN EXCHANGE DI X US DOLLAR SPREAD FUTURES IN VIOLATION OF CVM INSTRUCTION N. 08/79. WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, GS BRAZIL, GSI, AND MR. SILVA ENTERED INTO A SETTLEMENT AGREEMENT ON JULY 22, 2021 WITH THE CVM FOR A TOTAL AMOUNT OF BRAZILIAN REAIS 7,480,000 (APPROXIMATELY USD 1,454,941.55), WHICH WAS PAID BY A WIRE SUBMISSION ON AUGUST 5, 2021.

Supporting Documentation

Description	**GSI CVM DOCUMENTATION**
File Name	**GSI CVM Documentation.docx**

Filed on December 02, 2021

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

Business Information

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone Number	**44 (20) 7774-1000**
Fax Number	**44 (20) 7051-3117**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**LEGAL**
Last Name	**DEPARTMENT**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44-207-774-1000**
Email	**GSLDN-COSEC@LN.EMAIL.GS.COM**

Location of Business Records

Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**CRYSTAL**
Last Name	**ORGILL**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801-884-1533**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Enforcement/Compliance Communication Contact Information

First Name	**CHARLES**
Last Name	**EVE**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-2253**
Email	**GS-GSI-CFTC-COMPLAINTS@GS.COM**

First Name	**RYAN**
Last Name	**LESTER**
Title	**MANAGING DIRECTOR**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 357-5299**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**ERICA**
Last Name	**MALIN**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-5107**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**KAREN**
Last Name	**PARK**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**

Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**917-343-6775**
Email	**US-REG-INQUIRIES@GS.COM**

First Name	**CECILIA**
Last Name	**PEREZ**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-2116**
Email	**CECILIA.PEREZ@GS.COM**

Membership Contact Information

Membership Contact

First Name	**CRYSTAL**
Last Name	**ORGILL**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN STREET**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801-884-1533**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Accounting Contact

First Name	**CRYSTAL**
Last Name	**ORGILL**
Title	**VICE PRESIDENT**
Street Address 1	**111 SOUTH MAIN**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone	**801 884-1533**
Email	**GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM**

Arbitration Contact

First Name	**CECILIA**
Last Name	**PEREZ**
Title	**VICE PRESIDENT**
Street Address 1	**200 WEST STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10282**
Country	**UNITED STATES**
Phone	**(212) 902-2116**
Email	**CECILIA.PEREZ@GS.COM**

Compliance Contact

First Name	**MITEN**
Last Name	**TRIVEDI**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-8317**
Email	**MITEN.TRIVEDI@GS.COM**

Chief Compliance Officer Contact

First Name	**MITEN**
Last Name	**TRIVEDI**
Title	**MANAGING DIRECTOR**
Street Address 1	**PLUMTREE COURT**
Street Address 2	**25 SHOE LANE**
City	**LONDON**
Zip/Postal Code	**EC4A 4AU**
Country	**UNITED KINGDOM**
Phone	**44(20)7552-8317**
Email	**MITEN.TRIVEDI@GS.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on January 06, 2022
NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: SWISS FEDERAL DEPARTMENT OF FINANCE**

Case Information

Case Number	**44 2-629**
Case Status	**FINAL**
Date Resolved	**November 2021**
Sanctions imposed	
OTHER: MONETARY FINE	

Comments

THE SWISS FEDERAL DEPARTMENT OF FINANCE ISSUED A FINE OF CHF 3640 (APPROXIMATELY USD

3997.76) WHICH WAS PAID BY A SUBMISSION OF A WIRE ON NOVEMBER 10, 2021.

Supporting Documentation

Description	**SWISS FEDERAL DEPARTMENT OF FINANCE FINE**
File Name	**202106156 SchlussprotokollENG.pdf**

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0250788   GOLDMAN SACHS INTERNATIONAL

U.S. REGULATOR INFORMATION ADDED

U.S REGULATOR(S): THE SECURITIES AND EXCHANGE COMMISSION

FILED BY: CRYSTAL ORGILL - ORGILLC3

FILED ON: 2/4/2022 5:56:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on February 04, 2022

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by CRYSTAL ORGILL (ORGILLC3)

Business Information

Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	LEGAL
Last Name	DEPARTMENT
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44-207-774-1000
Email	GSLDN-COSEC@LN.EMAIL.GS.COM

Location of Business Records

Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM

Registration Contact Information

First Name	CRYSTAL
Last Name	ORGILL
Title	VICE PRESIDENT
Street Address 1	111 SOUTH MAIN STREET
City	SALT LAKE CITY
State (United States only)	UTAH
Zip/Postal Code	84111
Country	UNITED STATES
Phone	801-884-1533
Email	GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM

Enforcement/Compliance Communication Contact Information

First Name	LEE
Last Name	HUGHES
Title	MANAGING DIRECTOR
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44(20)7552-0223
Email	GS-GSI-CFTC-COMPLAINTS@GS.COM

First Name	RYAN
Last Name	LESTER
Title	MANAGING DIRECTOR
Street Address 1	2001 ROSS AVENUE
Street Address 2	SUITE 2800
City	DALLAS
State (United States only)	TEXAS
Zip/Postal Code	75201
Country	UNITED STATES
Phone	(212) 357-5299
Email	US-REG-INQUIRIES@GS.COM

First Name	ERICA
Last Name	MALIN
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	917-343-5107
Email	US-REG-INQUIRIES@GS.COM

First Name	KAREN
Last Name	PARK
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK

State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	917-343-6775
Email	US-REG-INQUIRIES@GS.COM

First Name	CECILIA
Last Name	PEREZ
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	(212) 902-2116
Email	CECILIA.PEREZ@GS.COM

Membership Contact Information

Membership Contact
First Name	CRYSTAL
Last Name	ORGILL
Title	VICE PRESIDENT
Street Address 1	111 SOUTH MAIN STREET
City	SALT LAKE CITY
State (United States only)	UTAH
Zip/Postal Code	84111
Country	UNITED STATES
Phone	801-884-1533
Email	GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM

Accounting Contact
First Name	CRYSTAL
Last Name	ORGILL
Title	VICE PRESIDENT
Street Address 1	111 SOUTH MAIN
City	SALT LAKE CITY
State (United States only)	UTAH
Zip/Postal Code	84111
Country	UNITED STATES
Phone	801 884-1533
Email	GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM

Arbitration Contact

First Name	CECILIA
Last Name	PEREZ
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	(212) 902-2116
Email	CECILIA.PEREZ@GS.COM

Compliance Contact

First Name	MITEN
Last Name	TRIVEDI
Title	MANAGING DIRECTOR
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44(20)7552-8317
Email	MITEN.TRIVEDI@GS.COM

Chief Compliance Officer Contact

First Name	MITEN
Last Name	TRIVEDI
Title	MANAGING DIRECTOR
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44(20)7552-8317
Email	MITEN.TRIVEDI@GS.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on June 24, 2022

NFA ID 0250788 GOLDMAN SACHS INTERNATIONAL
Submitted by DIVYA DON BOSCO (DONBOSCOD3)

Business Information

Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone Number	44 (20) 7774-1000
Fax Number	44 (20) 7051-3117
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	LEGAL
Last Name	DEPARTMENT
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44-207-774-1000
Email	GSLDN-COSEC@LN.EMAIL.GS.COM

Location of Business Records

Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM

Registration Contact Information

First Name	CRYSTAL
Last Name	ORGILL
Title	VICE PRESIDENT
Street Address 1	111 SOUTH MAIN STREET
City	SALT LAKE CITY
State (United States only)	UTAH
Zip/Postal Code	84111
Country	UNITED STATES
Phone	801-884-1533
Email	GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM

Enforcement/Compliance Communication Contact Information

First Name	JOSEPH
Last Name	BURKE
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	(212) 357-3164
Email	GS-FUTURESINQUIRES-US@NY.EMAIL.GS.COM

First Name	G SUNIL
Last Name	CHOWDARY
Title	VICE PRESIDENT
Street Address 1	2001 ROSS AVENUE
Street Address 2	SUITE 2800
City	DALLAS
State (United States only)	TEXAS
Zip/Postal Code	75201
Country	UNITED STATES
Phone	(972) 368-4068
Email	GS-FUTURESINQUIRES-US@NY.EMAIL.GS.COM

First Name	LEE
Last Name	HUGHES
Title	MANAGING DIRECTOR
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44(20)7552-0223
Email	GS-GSI-CFTC-COMPLAINTS@GS.COM

First Name	RYAN
Last Name	LESTER
Title	MANAGING DIRECTOR
Street Address 1	2001 ROSS AVENUE
Street Address 2	SUITE 2800

City	DALLAS
State (United States only)	TEXAS
Zip/Postal Code	75201
Country	UNITED STATES
Phone	(212) 357-5299
Email	US-REG-INQUIRIES@GS.COM

First Name	CECILIA
Last Name	PEREZ
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	(212) 902-2116
Email	CECILIA.PEREZ@GS.COM

Membership Contact Information

Membership Contact
First Name	CRYSTAL
Last Name	ORGILL
Title	VICE PRESIDENT
Street Address 1	111 SOUTH MAIN STREET
City	SALT LAKE CITY
State (United States only)	UTAH
Zip/Postal Code	84111
Country	UNITED STATES
Phone	801-884-1533
Email	GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM

Accounting Contact
First Name	CRYSTAL
Last Name	ORGILL
Title	VICE PRESIDENT
Street Address 1	111 SOUTH MAIN
City	SALT LAKE CITY
State (United States only)	UTAH
Zip/Postal Code	84111
Country	UNITED STATES
Phone	801 884-1533
Email	GS-REG-REPORTING-SLC@NY.EMAIL.GS.COM

Arbitration Contact

First Name	CECILIA
Last Name	PEREZ
Title	VICE PRESIDENT
Street Address 1	200 WEST STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10282
Country	UNITED STATES
Phone	(212) 902-2116
Email	CECILIA.PEREZ@GS.COM

Compliance Contact

First Name	MITEN
Last Name	TRIVEDI
Title	MANAGING DIRECTOR
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44(20)7552-8317
Email	MITEN.TRIVEDI@GS.COM

Chief Compliance Officer Contact

First Name	MITEN
Last Name	TRIVEDI
Title	MANAGING DIRECTOR
Street Address 1	PLUMTREE COURT
Street Address 2	25 SHOE LANE
City	LONDON
Zip/Postal Code	EC4A 4AU
Country	UNITED KINGDOM
Phone	44(20)7552-8317
Email	MITEN.TRIVEDI@GS.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.